BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 13, 1998




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Textron Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing
submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P.
Reitmeyer


Enclosures
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  10 )*

                       Textron Inc.
          _______________________________________
                      NAME OF ISSUER:
             Common Stock (Par Value $0.1225)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         883203101
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with
     this statement [ ]. (A fee is not required only if
     the filing person: (1) has a previous
statement on
     file reporting beneficial ownership of more than five
     percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto
     reporting beneficial ownership of five
percent or less
     of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out
     for a reporting person's initial filing on this form
     with respect to the subject class of
securities, and
     for any subsequent amendment containing
information
     which would alter the disclosures provided in a prior
     cover page.

     The information required in the remainder of this
     cover page shall not be deemed to be "filed" for the
     purpose of Section 18 of the Securities
Exchange Act
     of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be
     subject to all other provisions of the Act
(however,
     see the Notes).

             (Continued on following page(s))

                     Page 1 of 7 Pages
CUSIP No. 883203101                     Page 2 of
7 Pages



1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

  Bankers Trust New York Corporation, its wholly-owned
  subsidiary, Bankers Trust Company.  13-6180473


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY



4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers
Trust
  Company are New York Corporations


 NUMBER OF     5. SOLE VOTING POWER

  SHARES


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


  EACH         7. SOLE DISPOSITIVE POWER

REPORTING


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No. 883203101                     Page 3 of
7 Pages



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK;





















CUSIP No. 883203101                     Page 4 of
7 Pages



Item 1(a)    NAME OF ISSUER:

             Textron Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL
EXECUTIVE                          OFFICES:

             40 Westminster Street
             Providence, Rhode Island  02903

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation
and its                  wholly-owned subsidiary,
Bankers Trust                      Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

     Bankers Trust New York Corporation, Bankers
     Trust Company,are corporations incorporated in the State of New York with their principal business offices located in New York.














CUSIP No. 883203101                     Page 5 of
7 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $0.1225) of
Textron                  Inc., a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             883203101

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York
Corporation,

      (g)    [X] Parent Holding Company, in
accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section
3(a)(6) of the                       Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


      (b)  Percent of Class:


      (c)  Number of shares as to which the Bank
has:

           (i)  sole power to vote or to direct
the
                 vote -

           (ii) shared power to vote or to direct
the
                vote -

           (iii)sole power to dispose or to direct
the
                disposition of -


           (iv) shared power to dispose or to
          direct the
                disposition of -
CUSIP No. 883203101                     Page 6 of
7 Pages



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF
A CLASS:

          If this statement is being filed to
report the               fact that as of the date
hereof the reporting               person has
ceased to be the beneficial owner of
more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT
ON BEHALF                     OF ANOTHER PERSON:



Item 7       IDENTIFICATION AND CLASSIFICATION OF
THE                      SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING            REPORTED ON BY THE
PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF               THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.













CUSIP No. 883203101                     Page 7 of
7 Pages


Item 10      CERTIFICATION:

         By signing below I certify that, to the
best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the
best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary















                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


        Bankers Trust New York Corporation

                         |
                       100%
                         |

               Bankers Trust Company